# Nasdaq Regulation

Nasdaq

**Arnold Golub**
Vice President
Deputy General Counsel

April 5, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 4, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from ZOOZ Power Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary shares, par value NIS 0.00286 per share

Warrants to purchase ordinary shares

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

The Nasdaq Stock Market LLC, 805 King Farm Blvd., Rockville, MD 20850